Filed by Perry Ellis International, Inc.

pursuant to rule 425 under the

Securities Act of 1933, as amended,

and deemed filed under Rule14a-12

under the Securities Exchange Act of

1934, amended.

Subject Company: Perry Ellis

International, Inc.

Commission File No. 333-103848

PERRY ELLIS INTERNATIONAL

June 2003

PERRY ELLIS INTERNATIONAL

June 2003

Investment Highlights

•	Nationally and internationally recognized portfolio of 25 major brands

•	Strong retailer relationships

•	Strong licensing capabilities and relationships

•	Worldwide low-cost sourcing capabilities

•	Design expertise and advanced technology

•	Capacity for growth

•	Proven ability to integrate acquisitions

•	Experienced management team

3

Leading Branded Apparel Company

- **Portfolio of 25 owned and licensed brands**
- **Offer wide variety of men's and women's product categories**
- **Sell virtually all channels of apparel distribution – over 10,000 doors**
- **Strong licensing program with 130+ domestic and international licenses**

Retail
5%
Women's Swim
13%
Licensing
4%
Men's
78%

Leading Branded Apparel Company

•	Portfolio of 25 owned and licensed brands	Retail 5%

•	Offer wide variety of men’s and women’s product categories	Women’s Swim 13%

•	Sell virtually all channels of apparel distribution – over 10,000 doors	Licensing 4%

•	Sell virtually all channels of apparel distribution – over 10,000 doors	Men’s 78%

Corporate History

[GRAPHIC]

1967	George Feldenkreis starts SUPREME INTERNATIONAL

1980	Company transforms business model, emphasizing fashion and multi-channel distribution.

1993	SUPREME INTERNATIONAL goes public (Nasdaq: SUPI); Develops acquisition strategy.

1996	Acquires MUNSINGWEAR

1999	Acquires PERRY ELLIS, MANHATTAN, and JOHN HENRY brands. Company changes name to PERRY ELLIS INTERNATIONAL, INC (Nasdaq: PERY)

2002	Acquires JANTZEN

2003	Acquires SALANT

5

Revenue Growth

Fiscal Year Ending January 31
Millions of Dollars

CAGR 30%

(est) proforma
$598
(est)
$481
$306
$287
$280
$252
$224
$195
$159
$121
$91
$50
$34
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'04

[GRAPHIC]

Revenue Growth

Fiscal Year Ending January 31

Millions of Dollars

CAGR 30%

Fiscal Year 2003 includes Jantzen Acquisition

Fiscal Year 2004 includes Salant acquisition for 6 months

Proforma 2004 includes Salant acquisition for full year

6

EPS Growth

Fiscal Year Ending January 31

Dollars Per Fully Diluted Share

CAGR 22%

(est)
proforma
(est)
$.50
$.54
$.73
$.76
$.89
$1.08
$1.27
$1.59
$1.16
$1.01
$1.65
$2.60
$2.74
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'04

Fiscal Year 2003 includes Jantzen Acquisition

Fiscal Year 2004 includes Salant acquisition for 6 months

Proforma 2004 includes Salant acquisition for full year

EPS Growth

Fiscal Year Ending January 31

Dollars Per Fully Diluted Share

CAGR 22%

[GRAPHIC]

Fiscal Year 2003 includes Jantzen Acquisition

Fiscal Year 2004 includes Salant acquisition for 6 months

Proforma 2004 includes Salant acquisition for full year

What Has Fueled Our Growth

Extensive, Low-Cost Sourcing Base

•	Operations in 17 countries

•	30 year relationship with vendors

•	Dependable and diversified manufacturing

Balanced Distribution

•	Mitigates channel sales volatility

•	Ability to provide multiple brands to retail partners

Low-Cost Acquisition Strategy

•	History of successful acquisition integration

•	Opportunistic buyer of under-developed brands

•	Perry Ellis infrastructure generates superior ROI

“3D” Business Strategy

Diverse Brands

Diverse Product Categories	Diverse Distribution Channels

9

Business Strategy

Objective: Develop and Enhance Brands by

- Maintaining distinct distribution channels for each brand
- Designing, sourcing and marketing high quality products
- Reinforcing the image of the brands and continuously promoting them
- Introducing fresh new product ideas

Strategy

- Increase brand name recognition through aggressive marketing
- Increase market share in each retail channel
- Continue to diversify product line
- Adapt to changing marketplace
- Expand licensing activities
- Pursue strategic acquisitions

Business Strategy

Objective: Develop and Enhance Brands by	Strategy

• Maintaining distinct distribution channels for each brand	• Increase brand name recognition through aggressive marketing

• Designing, sourcing and marketing high quality products	• Increase market share in each retail channel

• Reinforcing the image of the brands and continuously promoting them	• Continue to diversify product line

• Introducing fresh new product ideas	• Adapt to changing marketplace

• Expand licensing activities

• Pursue strategic acquisitions

Diversified Brands

Perry Ellis / Salant Consolidated

Estimated 2004 Sales By Brand

Perry Ellis owns or licenses a portfolio of 25 major brands

*	Licensed Brand

32%	Perry Ellis

15%	Private Label

9%	Natural Issue/Crossings

7%	Jantzen

6%	Axis

4%	Munsingwear

4%	Nike Swim *

4%	All Others

3%	Ping *

3%	Ocean Pacific *

3%	Tricot St Raphael

3%	Havanera

2%	John Henry

2%	Grand Slam

2%	Cubavera

1%	Original Penguin

“3D” Business Strategy

Diverse Product Categories

Men’s

•	Activewear

•	Belts

•	Dress Shirts

•	Casual sportswear

•	Jeans Wear

•	Golf

•	Sweaters

•	Sports Apparel

•	Accessories

Women’s

•	Swimwear

•	Accessories

12

Diverse Distribution Channels

Estimated Fiscal 2004

Specialty
10%
National Chains
23%
Mass
13%
Discount
15%
Department Stores
23%
ASI
3%
Clubs
8%
Retail
6%

Diverse Distribution Channels

Estimated Fiscal 2004

Specialty	Retail	Clubs	ASI	Department Stores	National Chains	Mass	Discount
10%	6%	8%	3%	23%	23%	13%	15%

13

"3D" Brand Segmentation

Product Categories / **Distribution Channels**

	Casual	Dress Casual	Jeanwear	Golf	Active Sports	Swimwear
Upscale Department Stores	tricots st raphael. Original Penguin	AXIS		PING		
Department Stores	GRAND SLAM	Perry Ellis	Perry Ellis America	GRAND SLAM		Jantzen
Chain Stores	NATURAL ISSUE Munsingwear	AXIST JOHN HENRY.	NATURAL ISSUE JNCO	PENGUIN SPORT Munsingwear		Jantzen
Mass Market	Store Brands	MANHATTAN	Store Brands			
Green Grass/ Corporate	NAUTICA Munsingwear	Perry Ellis		PING		
Specialty Stores	tricots st raphael.	AXIS				Jantzen

“3D” Brand Segmentation

[GRAPHIC]

Licensing: A Key Component of Our

Growth and Profitability

Fiscal 2003 Results:

• Royalty Income	$28.8 million

• Advertising Expense Contribution	$5.5 million

Total Licensing	$34.3 million

Licensing: 138 License Agreements

Brand	Domestic	International
Perry Ellis	33	18

Manhattan	0	20

John Henry	6	8

Grand Slam	2	7

Jantzen	1	9

Munsingwear	3	5

Ping	2	5

Cubavera	2	2

Natural Issue	1	3

Original Penguin	1	2

Havanera	3	0

Mondo Di Marco	0	2

Axis	0	2

Pro Player	1	0

Global Sourcing

Fiscal 2003

Asia		Central & South America		Middle East		Other
68%		23%		6%		3%
19%	China	7%	Honduras	4%	UAE
16%	Korea	4%	Guatemala	3%	Oman
10%	Indonesia	4%	El Salvador
7%	Vietnam	4%	Peru
6%	Philippines	3%	Nicaragua
3.5%	India	1%	Mexico
3%	Thailand
1.4%	Saipan
1%	Bangladesh
1%	Taiwan

•	Foreign offices in: Beijing, China; Guangzhou, China; Shanghai, China; Seoul, Korea; Taipei, Taiwan; and Ho Chi Minh, Vietnam.

•	Well positioned to take full advantage of 2005 elimination of all quota for WTO countries.

Jantzen & Perry Ellis: A Great Combination

Jantzen: An American Icon

What did we buy?

•	The number 1 selling brand of missy swimwear in the department store/national chain/specialty swim channels

•	Highly skilled design and technical development team

•	Our first entreé into the women’s market

•	Under utilized distribution facility in Seneca SC.

•	Fiscal 2003 results include ½ year of Jantzen

19

Jantzen/The Sunwear Company: Growth Strategy

Short Term

- Focus on swim
  - Nike -- $100MM opportunity -- Nike extended license to men's
  - Tommy Hilfiger – premier designer brand – 1st year of PEI ownership resulted in 50% growth
  - Jantzen men's – reintroduced for '03
  - Women's related beachwear
  - Accessories – Jantzen/Nike currently only $2MM -- huge opportunity
  - Private label – market abandoned by VF in '98

Long-Term

- **Position Jantzen as the casual resort lifestyle brand for men and women**
  - Sportswear
  - Jantzen Open Golf
  - Sweaters
  - Active Wear
  - Skin Care Products
- **Build licensing business**

Jantzen/The Sunwear Company:

Growth Strategy

Short Term	Long-Term

• Focus on swim	• Position Jantzen as the casual resort lifestyle brand for men and women

• Nike–$100MM opportunity–Nike extended license to men’s	• Sportswear

• Tommy Hilfiger–premier designer brand–1st year of PEI ownership resulted in 50% growth	• Jantzen Open Golf

• Jantzen men’s–reintroduced for ‘03	• Sweaters

• Women’s related beachwear	• Active Wear

• Accessories–Jantzen/Nike currently only $2MM –huge opportunity	• Skin Care Products

• Private label–market abandoned by VF in ‘98	• Build licensing business

Salant Corporation & Perry Ellis:

Consolidating Control of the Perry Ellis Brand

Why Salant?

•	Largest licensee of Perry Ellis brand

•	EPS accretive before any synergies

•	Acquire additional brands

•	Owned – Axis, Tricots St. Raphael

•	Licenses – Ocean Pacific, JNCO

•	Diversify customer concentration

•	Post merger no one customer >10%

•	Excellent management team

•	Will close June 19, 2003

22

Salant FY 2002 Sales by Brand

Salant Sales by Brand

In Millions
JNCO $2
1%
Ocean Pacific $10
4%
Tricots St. Raphael $18
7%
Private Label $19
7%
AXIS $34
14%
67%
Perry Ellis $169

2002 Revenue $252

2002 EBITDA $20

Perry Ellis at Salant

In Millions
Sportswear $82
49%
Retail $27
16%
Bottoms $24
14%
13%
Dress Shirts $22
8%
Belts $14

Total Revenue $169 million

Salant FY 2002 Sales by Brand

Salant Sales by Brand In Millions	Perry Ellis at Salant In Millions

[PIE CHART]	[PIE CHART]

2002 Revenue $252 2002 EBITDA $20	Total Revenue $169 million

Perry Ellis International Financial Summary

24

Financial Summary

In Millions

PEI
Jantzen
Salant
Net Sales
Consolidated
$253
$277
$25
$455
$120
$70
$575
$240
$70
$253
$252
$265
$265
2002
2003
2004 (est)
2004 Proforma
Royalty Income
$27
$29
$26
$23
$27
$28
$25
$22
2002
2003
2004 (est)
2004 Proforma
Total Revenue
$280
$306
$26
$481
$120
$71
$598
$240
$71
$280
$280
$290
$287
2002
2003
2004 (est)
2004 Proforma

Financial Summary

In Millions

☐  PEI        Jantzen        Salant

Net Sales				Royalty Income				Total Revenue

Consolidated

2002	2003	2004	2004	2002	2003	2004	2004	2002	2003	2004	2004

		(est)	Proforma			(est)	Proforma			(est)	Proforma

25

Financial Summary

In Millions

■ PEI ■ Jantzen ■ Salant

Net Income **EPS** **EBITDA**

Consolidated
$7
$11
$21
$25
$4
$3
$8
$3
$7
$12
$14
$14
2002
2003
2004 (est)
2004 Proforma
$1.01
$1.65
$0.12
$2.60
$0.47
$0.41
$2.74
$23
$0.37
$1.01
$1.77
$1.72
$1.52
2002
2003
2004 (est)
2004 Proforma
$31
$37
$0
$51
$8
$5
$60
$17
$5
$31
$37
$38
$38
2002
2003
2004 (est)
2004 Proforma

Financial Summary

In Millions

■ PEI    ☐ Jantzen    ☐ Salant

Net Income	EPS	EBITDA

Consolidated

[BAR CHART]	[BAR CHART]	[BAR CHART]

Perry Ellis International

First Quarter 2004 Results

($ in thousands, except per share data)

	1st Quarter Ended
	April 30, 2003	April 30, 2002	% Change
Net Sales	$101.9	$78.6	29.2%
Royalty Income	6.4	6.1	4.9%

Total Revenue	$108.3	$84.7	28.0%
Gross Profit	36.7	26.8	36.9%
EBITDA	15.1	12.3	22.8%
Operating Income	14.0	11.6	20.7%

Net Income	$5.6	$4.8	16.7%

Earnings Per Share
Basic	$0.87	$0.75	16.0%
Diluted	$0.80	$0.75	6.7%
Fully Diluted Shares	7.0	6.4	10.0%
Outstanding (Millions)

Source: Company Press Release dated May 21, 2003.

Salant

First Quarter 2004 Results

($ in thousands, except per share data)

	1st Quarter Ended
	March 30, 2003	March 30, 2002	% Change
Net Sales	$67.2	$60.3	11.5%
Gross Profit	19.5	16.1	21.3%
EBITDA	3.6	1.9	89.5%
Operating Income	3.1	0.4	675.0%

Net Income	$2.2	$0.4	450.0%

Source: Salant 10-Q 03/30/2003

Salant Acquisition

Transaction Highlights

Adjusted Transaction Cost*
In Millions
Purchase Price	$91.0
Salant Cash	$(25.0)
Transaction Costs	$10.0

NPV Salant NOL	$(10.0)
Adjusted Price	$66.0

Adjusted Valuation Metrics*
LTM Sales	24%
LTM EBITDA	3.3	times

*	Estimated as of 5/31/2003

Salant Acquisition Sources & Uses*

Uses

In Millions
Purchase Price	$91.0
Fees	$5.5
Changes of Control Payout	$3.4
Retention Payouts	$1.2

Total Uses	$101.0

Sources

In Millions
Perry Ellis Stock	$39.0
Salant Cash	$25.0
Cash from Options (Net)	$2.0
Accrued Retention Bonus	$1.2
Revolver	$33.8

Total Sources	$101.0

*	Estimated as of 05/31/2003

Key Financial Leverage Statistics*

	Pre Merger	Post Merger LTM
Debt/Equity	1.6x	1.4x
Interest Coverage	2.2x	3.0x
Funded Debt Leverage	4.6x	3.8x

*	Estimated as of 05/31/2003.

31

Salant Acquisition
Effect on PEI Equity Ownership

Pre Merger

14% Retail
30% Institutional
56% Officers & Directors

Post Merger*

11% Retail
21% Salant Shareholders
23% Institutional
45% Officers & Directors

Salant Acquisition

Effect on PEI Equity Ownership

		14%	Retail

Pre Merger	[PIE CHART]	30%	Institutional

		56%	Officers & Directors

		11%	Retail

		21%	Salant Shareholders

Pre Merger*	[PIE CHART]	23%	Institutional

		45%	Officers & Directors

*	Estimated as of 05/31/2003 assuming PEII Stock at closing of $19.00.

Looking Forward

Organic Opportunities

•	Product

•	Continue expansion of bottoms business (has increased to 21% of sales in the last 3 years

•	Expand the sweater business (3.2% of Fiscal 2003 sales – Tricots St. Raphael brand and Salant expertise along with Jantzen will add significantly to this effort)

•	Swim brand and swim products extension. Swim ‘04 season introduction of Nike Men’s swim. Add accessories to all brands.

•	Increased focus of brand development for the exploding Hispanic market – Cubavera, Havanera and Esquisito

•	Licensing

•	International
•	Jantzen
•	Perry Ellis Women’s

Looking Forward

Hispanic Marketing Opportunities

•	Hispanics will surpass African Americans as largest US minority by 2005

•	Hispanic population expected to grow to 42 million by 2007*

•	Hispanics spend disproportionably more on apparel than average household*

•	PEI is a leader in Hispanic apparel market

•	Company has targeted Hispanic market for over 34 years

•	Current design staff comprised primarily of Hispanics

*American Demographics 11/02

Looking Forward

Acquisitions

•	Acquire low cost under-utilized/under-performing brands

•	Focus on products/categories that are difficult from a technical or logistical point of view

•	Integrate cost-effective, strategic acquisitions into Perry Ellis’s global infrastructure by focusing on our core competency: design/marketing/sourcing

•	Maximize brands acquired through heightened marketing efforts and increased focus on licensing opportunities

Investment Highlights

•	Nationally and internationally recognized portfolio of family brands

•	Strong retailer relationships

•	Strong licensing capability and relationships

•	Worldwide low-cost sourcing capabilities

•	Design expertise and enhanced technology

•	Capacity for growth

•	Proven ability to integrate acquisitions

•	Experienced management team

Safe Harbor Statement

Forward-looking statements (statements which are not historical facts) in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The actual results of Perry Ellis could differ materially from those expressed or indicated by forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, the effectiveness of Perry Ellis’ planned advertising, marketing and promotional campaigns, the ability of Perry Ellis to contain costs, Perry Ellis’ future capital needs, changes in fashion trends, risks relating to the retail industry, use of contract manufacturing and foreign sourcing, import restrictions, competition, seasonality, the level of consumer spending for apparel and other merchandise, exposure to foreign currency risk, possible disruption in commercial activities due to terrorist activity and armed conflict and other factors, including those set forth in Perry Ellis’ filings with the Securities and Exchange Commission. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those risks and uncertainties detailed in the Perry Ellis’ filings with the SEC. Any forward-looking statements speak only as of the day hereof and Perry Ellis disclaims any intent or obligation to update the same.

Perry Ellis filed a Registration Statement on Form S-4 (File No. 333-103848) with the SEC in connection with the proposed merger of its wholly owned subsidiary with Salant Corporation pursuant to a merger agreement dated February 3, 2003. The Registration Statement was declared effective by the SEC on May 19, 2003. Perry Ellis and Salant have mailed to their respective shareholders a Joint Proxy Statement-Prospectus, which is contained in the Registration Statement.

Investors and shareholders are urged to read the Registration Statement and the Joint Proxy Statement-Prospectus carefully. The Registration Statement and Joint Proxy Statement-Prospectus contain important information about each of Perry Ellis and Salant, the proposed merger, the persons who will be soliciting proxies related to the merger, their interest in the merger, and related matters and information. Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov or at one of the SEC’s other public reference rooms in New York, NY or Chicago, Illinois.

Please call the SEC at 1-800-sec-0330 for further information with respect to the SEC’s public reference rooms. Free copies of these documents may be obtained by contacting Rosemary Trudeau, Perry Ellis’ Vice President-Finance at (305) 418-1294. Ms. Trudeau’s email address is rosemary.trudeau@PerryEllis.com.

Perry Ellis, Salant, and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the respective shareholder’s of Perry Ellis and Salant with respect to the transactions contemplated by the merger agreement. The Joint Proxy Statement-Prospectus contains important information about the persons soliciting the proxies relating to the merger and their interests in such transactions. Information regarding Perry Ellis’ officers and directors is included the Registration Statement. Information regarding Salant’s officers and directors is included in Salant’s Annual Report on Form 10-K for its fiscal year ended December 28, 2002. Free copies of these documents may also be obtained from the SEC’s website and also from each of the companies.

For More Information, contact:

Rosemary Trudeau

Vice President of Finance

Perry Ellis International

305-418-1294

P E R R Y  E L L I S  I N T E R N A T I O N A L